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CUSIP No. 013810150                   13G                      Page 1 of 7 pages

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                           James Hardie Industries NV
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   013810150
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                                 (CUSIP Number)

                               February 28, 2005
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 013810150                    13G                     Page 2 of 7 pages

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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Commonwealth Bank of Australia
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  [ ]
            (b)  [ ]
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      3.    SEC Use Only
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      4.    Citizenship or Place of Organization             Australia
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Number of            5.  Sole Voting Power                                0
Shares               -----------------------------------------------------------
Beneficially         6.  Shared Voting Power                          75,268,867
Owned by             -----------------------------------------------------------
Each Reporting       7.  Sole Dispositive Power                           0
Person With          -----------------------------------------------------------
                     8.  Shared Dispositive Power                     75,268,867
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      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            75,268,867
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      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)
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      11.   Percent of Class Represented by Amount in Row (9)
            16.4%
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      12.   Type of Reporting Person (See Instructions)
            CO
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CUSIP No. 013810150                    13G                     Page 3 of 7 pages

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ITEM 1.(A) NAME OF ISSUER

      James Hardie Industries NV

ITEM 1.(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      Level 4, Atrium, Unit 04-07
      Strawinskylaan 3077
      Amsterdam, 1077 ZX
      Netherlands

ITEM 2.(A) NAME OF PERSONS FILING

      Commonwealth Bank of Australia

ITEM 2.(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

      48 Martin Place, Level 2, Sydney NSW 2000, Australia

ITEM 2.(C) CITIZENSHIP

      Australia

ITEM 2.(D) TITLE OF CLASS OF SECURITIES

      Common Stock, No Par.

ITEM 2.(E) CUSIP NUMBER

      013810150

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      N/A
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CUSIP No. 013810150                    13G                     Page 4 of 7 pages

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ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class class of securities of the issuer identified in
      Item 1.

      (a)   Amount beneficially owned:

            75,268,867

      (b)   Percent of class:

            16.4%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote :

                  0

            (ii)  Shared power to vote or to direct the vote:

                  75,268,867

            (iii) Sole power to dispose or to direct the disposition of :

                  0

            (iv)  Shared power to dispose or to direct the disposition of :

                  75,268,867

      The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person ("CBA") may be deemed to beneficially own 75,268,867 shares of Common Stock of James Hardie Industries NV ("JHX") as a result of the aggregate holdings of certain of its wholly owned subsidiaries. The shares of JHX are traded on the Australian Stock Exchange (the "ASX"). The shares were acquired on the ASX by Colonial First State Investment Group Limited ("Colonial First State"), First State Investment Management (UK) Limited, all of which are wholly owned subsidiaries of CBA (collectively, the "CBA Fund Managers"). The CBA Fund Managers hold the shares for clients who have shared voting and dispositive power with the CBA Fund Managers over the shares.

      Additionally, Colonial First State Investments Limited, as the responsible entity under Australian law of the "First Choice" funds, had outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including James Hardie Industries NV. Under these outsourcing arrangements, external mangers unrelated to CBA have acquired 2,103,535 of JHX, on behalf of Colonial First State.
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CUSIP No. 013810150                    13G                     Page 5 of 7 pages

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Clients of the CBA Fund Managers have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 013810150                    13G                     Page 6 of 7 pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2005                           COMMONWEALTH BANK OF AUSTRALIA

                                        By:



                                               /s/ John Damien Hatton

                                        Name:  John Damien Hatton
                                        Title: Company Secretary

                                        COLONIAL FIRST STATE INVESTMENTS LIMITED

                                        By:



                                               /s/ Peter Sipek

                                        Name:  Peter Sipek
                                        Title: Senior Manager,
                                               Investment Management Support